 12028573

Notice of
2013 Annual Meeting
of Shareholders
and Proxy Statement



1975 2013

38 Years of Quality Recreation

SEC
Mail Processing
Section

DEC 2 6 2012

Washington DC
402

Pismo Coast Village, Inc.
165 S. Dolliver St., Pismo Beach, CA 93449
1-888-RV-BEACH
www.pismocoastvillage.com
rv@pismocoastvillage.com

OFFICIAL PROXY
Pismo Coast Village Inc., a California Corporation   165 S. Dolliver Street, Pismo Beach, California 93449

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS FOR THE ANNUAL MEETING OF SHAREHOLDERS TO BE HELD JANUARY 19, 2013. The undersigned, having received the Notice of Annual Meeting and Proxy Statement and Annual Report dated December 19, 2012, hereby appoint Ronald Nunlist, William Fischer, Gary Willems, Dwight Plumley, Jack Williams, and each of them, as proxies, each with the power to appoint his substitute, and hereby authorizes them to represent and to vote as designated below, all the shares of Common Stock of Pismo Coast Village Inc., held of record by the undersigned on December 3rd, 2012, the record date, or any adjournment thereof as follows:

1. ELECTION OF DIRECTORS   ❑ TO WITHHOLD AUTHORITY TO VOTE FOR **ALL** NOMINEES LISTED BELOW.
                                ❑ TO VOTE FOR **ALL** NOMINEES LISTED BELOW, **EXCEPT** AS MARKED TO THE CONTRARY.

(INSTRUCTION: To withhold authority to vote for any individual nominee, strike a line through the nominee's name in the list below)

BENEDICT, LOUIS	FISCHER, WILLIAM	HUGHES, TERRIS	PLUMLEY, DWIGHT
BRITTAIN, KURT	HARDESTY, WAYNE	NELSON, GARRY	WILLEMS, GARY
BUCHAKLIAN, HARRY	HARRIS, R. ELAINE	NUNLIST, RONALD	WILLIAMS, JACK
ENNS, RODNEY	HEARNE, DENNIS	PAPPI, Jr., GEORGE	
EUDALY, DOUGLAS	HICKMAN, GLENN	PETTIBONE, JERALD	

2. PROPOSAL TO RATIFY THE SELECTION OF BROWN ARMSTRONG ACCOUNTANCY CORPORATION TO SERVE AS INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT FOR FISCAL YEAR 2012-2013.
                    ❑ FOR   ❑ AGAINST   ❑ ABSTAIN

THE BOARD OF DIRECTORS RECOMMENDS A VOTE IN FAVOR OF PROPOSAL NUMBER 2.

3. In their discretion, the proxies are authorized to vote upon any other item of business as may properly come before the meeting, as to which the Board of Directors did not know, a reasonable time before this solicitation, was to be presented at this meeting.

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED SHAREHOLDERS. IF NO DIRECTION IS MADE, THE PROXY WILL BE VOTED FOR THE ELECTION OF THE BOARD'S NOMINEES AS DIRECTORS AND FOR PROPOSAL NUMBER 2. IF CUMULATIVE VOTING IS IMPLEMENTED AT THE MEETING, THE ABOVE-NAMED PROXY HOLDERS ARE EMPOWERED TO CUMULATE VOTES AMONG THE ABOVE NOMINEES AS THEY MAY DETERMINE, IN THEIR SOLE DISCRETION.

The proxies appointed herein act by a majority of said proxies present at the meeting or, if only one is present, by that one.

I/We own _____ (number of shares) as of the date of record, December 3, 2012.   Certificate Number(s): _____

Please Print Name(s): _____

Signature: _____ Date: _____

Signature: _____ Date: _____

Signature: _____ Date: _____

> **IMPORTANT: Please date this proxy and sign exactly as your name(s) appear thereon. If stock is held jointly, signature should include all names. Executors, Administrator, Trustees, Guardians and others signing in a representative capacity, please give their full names.**
>
> **Please Note – The company's bylaws do not allow for write-in candidates. DO NOT "write-in" a candidate on this form.**

IMPORTANT: PLEASE MARK, SIGN, DATE, AND RETURN THE PROXY CARD IN THE ENCLOSED ENVELOPE.

FROM _____

_____

_____



NO POSTAGE
STAMP
NECESSARY
IF MAILED IN THE
UNITED STATES

BUSINESS REPLY MAIL
FIRST CLASS PERMIT NO. 34   PISMO BEACH, CALIFORNIA 93449

POSTAGE WILL BE PAID BY—

PISMO COAST VILLAGE, INC.
165 S. Dolliver Street
Pismo Beach, California 93449-9942

It is proper to:

(1)   Ask other shareholders to vote for you or other candidates. If the shareholder attends the meeting and votes in that matter, there is no violation. However, a request for a vote, coupled with the grant of a proxy to vote for that shareholder amounts to a solicitation, which requires compliance with the SEC rules.

(2)   Grant a proxy to a friend or other to attend the meeting and vote as you direct, so long as this proxy grant is not solicited.

IN CONCLUSION . . .

Proxy solicitation violations represent an enforcement area which the SEC does not take lightly, and violation of these laws may involve significant penalties. Consequently, Pismo Coast Village must take care that appropriate regulatory rules are complied with in connection with its annual meetings. The Company is under an obligation to ensure that shareholder meetings and elections of directors are conducted fairly and honestly, and as a result it must insist upon compliance with applicable federal and state law by all persons in connection therewith. Your Board of Directors takes its obligations very seriously. The SEC's rules concerning proxy solicitation will be rigorously enforced by the Company, and illegally obtained proxies will not be honored.

Respectfully submitted,

Gary S. Willems
V. P. - Secretary/Shareholder Relations

GSW:JFL:EDH:tb/C:\Old_Drive\Old Computer\datasyst\CORPORATE\ANNUAL.MEETINGS\2013\ProxySolicitationLetter2013.wpd

PISMO COAST VILLAGE, INC.

165 South Dolliver • Pismo Beach, California 93449
805-773-5649 • FAX 805-773-1507

To: All Shareholders

From: Pismo Coast Village Board of Directors

Date: December 19, 2012

Re: Shareholder Proxy Solicitation Rules

The solicitation of proxies from shareholders requires "registration" of such solicitation with the Securities & Exchange Commission (SEC) under federal securities law. Specifically, federal law and regulations require that if any person solicits proxies for the election of directors of a public company (that is, a company which has shares registered pursuant to the Securities Exchange Act, as Pismo Coast Village does), that person must first file with the SEC the mandatory proxy solicitation materials required under Regulation 14A.

These rules are designed to ensure that proxies are given in an informed manner and are not obtained on the basis of misinformation, fraud, duress, or other illegal means. The SEC interprets any manner of solicitation effort as falling into this regulated category, including specifically, solicitations which have the goal of convincing shareholders not to give management proxies or to vote (or not vote) in a certain manner.

Here are some practical guidelines for distinguishing proper from improper shareholder communications:

It is improper to:

(1)   Solicit more than 10 shareholders for grant of proxies for annual meetings, without first filing the appropriate SEC proxy statement forms. Remember, it's 10 solicitations, not ten successful solicitations which result in the grant of proxies!

(2)   Solicitation includes "concerted action," that is, if more than one individual works in concert with others, the solicitations made by each of the members of the soliciting group may be aggregated. It is not permissible for shareholders to act together by "dividing up" the shareholder base, and each of them soliciting the otherwise permitted 10 shareholders each! The action of one member of such a group taints the actions of all!

(3)   Solicitation can take many forms, oral communications, written letters or other requests, or even internet e-mail or web forums. The solicitation of a proxy is by its nature a regulated activity, no matter how the solicitation is accomplished.

(over)



PISMO COAST VILLAGE, INC.

165 South Dolliver • Pismo Beach, California 93449
805-773-5649 • FAX 805-773-1507

SEC
Mail Processing
Section

DEC 2 6 2012

Washington DC
402

December 19, 2012

Dear Shareholders:

I am pleased to enclose the proxy materials for this year's annual meeting of Pismo Coast Village Inc., to be held on Saturday, January 19, 2013, at 9:00 a.m., at the South County Regional Center, 800 West Branch Street, Arroyo Grande, CA 93420.

In reviewing the materials you will see that the proposals to be voted on this year are (a.) to elect directors for the upcoming year, (b.) to ratify the selection of our independent certified public accountants for Fiscal Year 2012/2013. We encourage you to review the proxy materials in full and to exercise your rights by mailing in your proxy.

The Board urges you to return your proxy cards as soon as possible.

Sincerely,

Ronald Nunlist
President

:tb/C:\Old_Drive\Old Computer\datasyst\CORPORATE\ANNUAL.MEETINGS\2013\President'sCoverLetter2013.wpd

PISMO COAST VILLAGE, INC.
165 South Dolliver Street
Pismo Beach CA 93449

˙IMPORTANT . . . SEND IN YOUR PROXY

It is requested that you read the enclosed materials, then date, fill and sign the enclosed Proxy and return it promptly. This will save the expense of follow-up letters, telephone calls and further solicitation.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS OF
PISMO COAST VILLAGE, INC.

NOTICE IS HEREBY GIVEN that, pursuant to the call of the Board of Directors, an Annual Meeting of Shareholders (the "Meeting") of PISMO COAST VILLAGE, INC. (the "Company") will be held at the South County Regional Center, 800 West Branch Street, Arroyo Grande, California 93420 on Saturday, January 19, 2013, at 9:00 a.m. for the purpose of considering and voting on the following matters:

1. **Election of Directors.** Electing eighteen (18) persons to the Board of Directors to serve until the 2014 Annual Meeting or until their successors are elected and have qualified. The persons nominated by the Board to serve as Directors are:

Benedict, Louis	Hickman, Glenn
Brittain, Kurt	Hughes, Terris
Buchaklian, Harry	Nelson, Garry
Enns, Rodney	Nunlist, Ronald
Eudaly, Douglas	Pappi, Jr., George
Fischer, William	Pettibone, Jerald
Hardesty, Wayne	Plumley, Dwight
Harris, R. Elaine	Willems, Gary
Hearne, Dennis	Williams, Jack

2. **Selection of Auditor.** To vote upon a resolution of the Board of Directors of the Company to approve the selection of Brown Armstrong Accountancy Corporation to serve as independent certified public accountant for the Company for fiscal year 2012 – 2013.

3. **Other Business.** To transact such other business as may properly come before the Meeting and any adjournments thereof.

The Board of Directors has fixed the close of business on December 3, 2012, as the record date for determination of shareholders entitled to notice of, and to vote at, the Meeting.

NOMINEES TO BOARD OF DIRECTORS FOR ELECTION AS DIRECTORS

At the Annual Meeting, a Board of Directors, consisting of 18 members, will be elected for the ensuing year. Each director will serve until the next meeting of shareholders and until his or her successor is elected and qualifies.

The Board of Directors has proposed 18 individuals for election as directors of the Company.

If the conditions which would allow cumulative voting are satisfied, the Board of Directors solicits discretionary authority to cumulate votes and unless authority to vote for a director is withheld on the Proxy card, the proxy holders will cast the votes represented by the Board of Director's proxies for the nominees proposed by the Board of Directors and will not vote for any other nominees.

You are urged to vote in favor of each of the proposals by so indicating on the enclosed Proxy and by signing and returning the enclosed Proxy as promptly as possible, whether or not you plan to attend the Meeting in person. **The enclosed Proxy is solicited by the Company's Board of Directors.** Any shareholder giving a Proxy may revoke it prior to the time it is voted by notifying the Vice President – Secretary, in writing, to that effect, by filing with him/her a later dated Proxy, or by voting in person at the Meeting.

**Important Notice Regarding the Availability of
Proxy Materials for the Shareholder Meeting
to be Held on January 19, 2013:**

**The Proxy Statement and Annual Report on Form 10-K are available at
www.pismocoastvillage.com/history.html.**

We encourage you to review all of the information in the proxy materials before voting.

By Order of the Board of Directors,

Gary S. Willems, Vice President – Secretary

Dated: December 19, 2012

Pismo Coast Village, Inc.
165 South Dolliver Street
Pismo Beach, California CA 93449
Corporate Office (805) 773-5649
(888) 782-3224 (toll-free)
E-mail: rv@pismocoastvillage.com

PISMO COAST VILLAGE, INC.
165 South Dolliver Street
Pismo Beach, California 93449

PROXY STATEMENT

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

To Be Held Saturday, January 19, 2013

GENERAL INFORMATION

This Proxy Statement is furnished in connection with the solicitation of proxies for use at the Annual Meeting of Shareholders (the "Meeting") of Pismo Coast Village, Inc. (the "Company") to be held at the South County Regional Center, 800 West Branch Street, Arroyo Grande, California 93420, at 9:00 a.m. on Saturday, January 19, 2013, and all adjournments thereof.

It is expected that this Proxy Statement and accompanying Notice and form of proxy will be mailed to shareholders on or about December 19, 2012.

The matters to be considered and voted upon at the Meeting will include:

1. **Election of Directors.** Electing eighteen (18) persons to the Board of Directors to serve until the 2014 Annual Meeting or until their successors are elected and have qualified. The persons nominated by the Board to serve as Directors are:

Benedict, Louis	Hickman, Glenn
Brittain, Kurt	Hughes, Terris
Buchaklian, Harry	Nelson, Garry
Enns, Rodney	Nunlist, Ronald
Eudaly, Douglas	Pappi, Jr., George
Fischer, William	Pettibone, Jerald
Hardesty, Wayne	Plumley, Dwight
Harris, R. Elaine	Willems, Gary
Hearne, Dennis	Williams, Jack

2. **Selection of Auditor.** To vote upon a resolution of the Board of Directors of the Company to approve the selection of Brown Armstrong Accountancy Corporation to serve as independent certified public accountant for the Company for fiscal year 2012 - 2013.

3. **Other Business.** To transact such other business as may properly come before the Meeting and any adjournments thereof.

1

REVOCABILITY OF PROXY

A proxy for use at the Meeting is enclosed. Any shareholder who executes and delivers such Proxy has the right to revoke it, at any time before it is exercised, by filing with the Vice President – Secretary of the Company an instrument revoking it, or a duly executed Proxy bearing a later date. In addition, the powers of the proxy holders will be revoked if the person executing the Proxy is present at the Meeting and elects to vote in person. Subject to such revocation or suspension, all shares represented by a properly executed Proxy received in time for the Meeting will be voted by the proxy holders, in accordance with the instructions on the Proxy. **IF NO INSTRUCTION IS SPECIFIED WITH REGARD TO A MATTER TO BE ACTED UPON, THE SHARES REPRESENTED BY THE PROXY WILL BE VOTED IN ACCORDANCE WITH THE RECOMMENDATIONS OF MANAGEMENT AND IN FAVOR OF SUCH MATTER.**

PERSONS MAKING THE SOLICITATION

This solicitation of Proxies is being made by the Board of Directors of the Company. The expense of preparing, assembling, printing and mailing this Proxy Statement and the materials used in the solicitation of Proxies for the Meeting will be borne by the Company. It is contemplated that proxies will be solicited principally through the use of the mail, but officers, directors, and regular employees of the Company may, for no additional compensation, solicit Proxies personally or by telephone, without receiving special compensation.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

There were issued and outstanding 1,787 shares of the Company's common stock on December 3, 2012, which has been fixed as the record date for the purpose of determining the shareholders entitled to notice of, and to vote at, the Meeting (the "Record Date"). Each holder of the Company's common stock will be entitled to one vote, in person or by Proxy, for each share of common stock held of record on the books of the Company as of the Record Date, on any matter submitted to the vote of the shareholders, except in the election of Directors, where cumulative voting is permitted. See "Cumulative Voting" on page 3 hereof.

The presence in person or by Proxy of the holders of 33.33% (one-third) of the outstanding shares of stock entitled to vote at the Annual Meeting will constitute a quorum for the purpose of transacting business at the Meeting. Proxies received but marked as "withhold authority" or "abstain" will be counted as shares that are present for the purposes of determining the presence of a quorum, but will not be voted on that proposal and will have no direct effect on the outcome of either the election of directors or the ratification of the appointment of Brown Armstrong Accountancy corporation as our independent registered public accounting firm.

If you are a stockholder of record, you may vote your shares in person or by mail:

<u>To vote in person</u>, you must attend the meeting, and then complete and submit the ballot provided at the meeting. Directions to attend the Annual Meeting, where you may vote in person, are attached to this Proxy Statement as Appendix B.

<u>To vote by mail,</u> you must mark, sign, and date the enclosed proxy card and then mail the proxy card in the enclosed postage-paid envelope. Your proxy will be valid only if you complete and return the signed proxy card before the meeting. By completing and returning the proxy card, you will direct the designated persons to vote your shares at the meeting in the manner you specify in the proxy card.

If you indicate a choice on the proxy card with respect to any matter to be acted upon, the shares will be voted as specified. If you sign and return your proxy card and do not specify a choice, your shares will be voted according to our board of director's recommendations, as indicated in this proxy statement. As to any matters properly brought before the shareholders at the Meeting which are not specifically described on the proxy, all duly signed, dated and returned proxies will be voted in accordance with the recommendations of management in such matters.

For Proposal 1 – Election of Directors – stockholders may vote for all nominees, withhold votes for all nominees or withhold a vote for one or more nominees. To withhold a vote for a specific nominee, draw a line through the nominee's name on the Official Proxy Card.

For Proposal 2 – Selection of Independent Public Accountants (the ratification of the appointment of our independent registered public accounting firm) -- stockholders may vote For, Against, or Abstain. The affirmative vote of a majority of the votes properly cast is required to ratify the selection of Brown Armstrong Accountancy Corporation as the Company's independent public accounting firm for fiscal year 2013.

If a shareholder does not provide a proxy or vote in person at the annual meeting, your shares will not be voted.

ELECTION OF DIRECTORS OF COMPANY (Proposal 1)

The Bylaws of the Company provide that the number of directors shall be eighteen (18) until changed by an amendment to the Articles of Incorporation or by the Bylaws duly adopted by the Company's shareholders. Pursuant to Section 3.2.3 of the Bylaws, in order to be elected as a Director of the Company, an individual must own at least one share of the Common Stock of the Company. At the Annual Meeting, eighteen (18) directors (the entire Board of Directors) are to be elected to serve until the next Annual Meeting of the Shareholders or until their successors are elected and qualified.

A shareholder may withhold authority for the proxy holders to vote for any one or more of the nominees identified below by so indicating on the enclosed Proxy in the manner instructed on the proxy. Unless authority to vote for the nominees is so withheld, the proxy holders will vote the proxies received by them for the election of the nominees identified below as directors of the Company. Proxy holders do not have an obligation to vote for nominees not identified on the preprinted card (that is, write-in candidates). Should any shareholder attempt to "write in" a vote for a nominee not identified on the preprinted card (and described in these proxy materials), the proxy holders will not vote the shares represented by that proxy for any such write-in candidate, but will instead vote the shares for any and all other validly indicated candidates. If any of the nominees should be unable or decline to serve, which is not now anticipated, the proxy holders shall have discretionary authority to vote for a substitute who shall be designated by the present Board of Directors to fill the vacancy. In the event that additional persons are nominated for election as directors, the proxy holders intend to vote all of the proxies received by them in such a manner, in accordance with cumulative voting, as will assure the election of as many of the nominees identified below as possible. In such event, the specific nominees to be voted for will be determined by the proxy holders, in their sole discretion.

None of the directors or executive officers of the Company were selected pursuant to any arrangement or understanding between themselves and any other individual (other than arrangements or understandings with directors or officers acting solely in the capacities as such). There is no familial relationship among any of the directors, executive officers of the Company, or the nominees for such offices, and except as noted below, none serves as directors of any company which has a class of securities registered under, or which is subject to the periodic reporting requirements of the Securities Exchange Act of 1934 or any investment company registered under the Investment Company Act of 1940.

VOTING RIGHTS – CUMULATIVE VOTING

All voting rights are vested in the holders of the common stock of the Company, each share being entitled to one vote, except with respect to the election of directors, as to which cumulative voting applies as described below.

California law provides that a shareholder of a California corporation, or his/her proxy, may cumulate votes in the election of Directors. That is, each shareholder may cast that number of votes equal to the number of shares owned by him or her, multiplied by the number of Directors to be elected, and he or she may cumulate such votes for a single candidate or distribute such votes among as many candidates as he or she deems appropriate.

Certain affirmative steps must be taken by the shareholders of the Company in order to be entitled to vote their share cumulatively in the election of Directors. At the shareholder's meeting at which Directors are to be elected, no shareholder shall be entitled to cumulate votes (i.e., cast for any one or more candidates a number of votes greater than the number of the shareholder's shares) unless the candidates' names have been placed in nomination prior to the commencement of the voting and at least one shareholder has given notice prior to commencement of the voting of the shareholder's intention to cumulate votes. If any shareholder has given such notice, then every shareholder entitled to vote may cumulate votes for candidates in nomination and give one candidate a number of votes equal to the number of Directors to be elected multiplied by the number of votes to which that shareholder's shares are entitled, or distribute the shareholder's votes on the same principle among any or all of the candidates, as the shareholder thinks fit. The candidates receiving the highest number of votes, up to the number of Directors to be elected, shall be elected.

It is intended that shares represented by proxies in the accompanying form will be voted for the election of persons nominated by management. Although the Board of Directors does not know whether there will be any nominations for directors other than those nominated by management, as set forth below, if any such nomination is made, or if votes are cast for any candidates other than those nominated by the Board of Directors, the persons authorized to vote shares represented by executed proxies in the enclosed form (if authority to vote for the election of Directors or for any particular nominee is not withheld) will have full discretion and authority to vote cumulatively and allocate votes among any or all of the nominees of the Board of Directors in such order and in such numbers as they may determine in their sole discretion, provided all the above-listed requirements are met.

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth as to each current Director (each of whom has been nominated for reelection as a Director of the Company at the upcoming Meeting) and as to each new nominee for office, such person's age, such person's principal occupations during the past five years, the period during which such person has served as a Director of the Company, and other pertinent information. Pursuant to California law and the Bylaws of the Company, Directors shall be elected at each Annual Meeting of the shareholders and hold office until the next Annual Meeting. All of the nominees, except as designated, were elected as Directors of the Company at the 2012 Annual Meeting of the Company's Shareholders. The following table also sets forth such information as to the executive officers of the Company (each of whom also currently serves as a Director) and other key employees. Each of the executive officers of the Company is appointed by and serves at the pleasure of the Board.

LOUIS BENEDICT, Director   Age 85

Louis Benedict served in the U. S. Navy from 1944 to 1946, and again during the Korean War, from 1952 to 1953. He attended the University of Southern California, majoring in electrical engineering, and following that earned a B.S. degree in electrical engineering at the University of Colorado. Mr. Benedict was employed from 1957 to 1962 as a project-engineering manager with Lockheed Missiles and Space, from 1962 to 1964 as a vice president with William A. Revelle Corporation, and from 1964 to 1966 as an engineering section manager with Lockheed Missiles and Space. From 1966 to 1975, he was employed as the director of subcontract administration with Litton Industries, from 1975 to 1994 as vice president of contract administration for Datametrics Corporation, and from 1994 until his retirement in 1998 as a consultant in the field of U. S. defense contracts administration. Mr. Benedict has served on the Board of Directors since November 2002.

KURT BRITTAIN, Director   Age 82

After his Marine Corps service, Mr. Brittain was employed for more than thirty-three years by Orange County, California, prior to his retirement in 1986. His background includes public works, flood control and manager of the county's harbors, beaches and parks system. He was in charge of three harbors, seven beaches and more than twenty-six parks, three of which were camping parks. He has completed extension courses in business administration, management, recreation and real estate. Mr. Brittain has been a member of the Board from March 1990 to July 1999 and from January 2002 to present, serving one year as Vice President – Administration, five years as Executive Vice President, and ten years as Vice President – Secretary.

HARRY BUCHAKLIAN, Director   Age 80

Harry Buchaklian has a B.A. degree from C.S.U.F. in industrial arts, and a secondary level teaching credential in laboratory electronics and small engine repair. His career included employment as an assistant manager with Western Auto Stores, electronics instructor at Fresno Technical College and technical supervisor for Sears Roebuck. He retired from Sears Roebuck in 1994. He has been a member of the Board from March 1981 to January 1992 and from September 1995 to present, serving one year as Executive Vice President, and as a chairman of the Policy and Audit Committees. Mr. Buchaklian is currently chairman of the Environmental, Health and Safety Advisory Committee.

RODNEY ENNS, Director   Age 59

Rodney Enns has a B.S. degree in computer engineering from California State University, Fresno, and a secondary math teaching credential from the State of California. He was president, owned and operated, Ennsbrook Ent., an incorporated poultry enterprise, from 1975 to 1995. Mr. Enns then worked as an electrical engineer at Voltage Multiplers, Inc., and was promoted to senior engineer before leaving in August 2005. He is currently teaching high school mathematics at Mission Oak High School in Tulare, California. He has been a member of the Board of Directors since November 2007.

DOUGLAS EUDALY, Director   Age 81

Douglas Eudaly has an associate of arts degree from Fresno City College in elementary education, and a bachelor's degree in elementary education from Fresno State College. He has done doctoral studies at Nova University in Ft. Lauderdale, Florida, and received a PhD from Clayton Theological Institute in Clayton, California. He holds life teaching credentials for elementary and junior high schools and administrative credentials for preschool through adult school. In 1991, Dr. Eudaly retired from the Fresno Unified School District with thirty-one years of service credit—the last five years as program director for the Disability Awareness Program. He was president of the Fresno Teacher's Association in 1970–1971, as well as chairman of the district's negotiating council and served one term as chief negotiator. He served three years as president of the board of directors for Friendship Center for the Blind, and as chairman of several advisory committees for food banks and other nonprofit organizations. He served more than three years as the deacon chairman at the Evangelical Free Church of Fresno. Dr. Eudaly has served on the Board since January 2002.

WILLIAM FISCHER, Director and Executive Vice President Age 79

William (Bill) Fischer and his spouse Joy reside in Simi Valley. He served four years in the U.S. Air Force during the Korean War. He is a graduate of California State University, Northridge, with a B.S. degree in accounting. He worked in the aerospace, entertainment and public utility industries until 1969 when he was hired by Getty Oil Company's corporate office as an accounting supervisor. Texaco, Inc. acquired Getty Oil in 1985, and he was promoted to Manager of Benefits Plan's Accounting. Mr. Fischer was responsible for the Savings/Thrift, 401(k), and ESOP Plans administration until 1989 when he elected early retirement. He was a financial consultant to various companies until 2006. Mr. Fischer also was active in residential real estate from 1989 to 1997, and currently has an active real estate broker's license. He is a member of the Veteran's of Foreign Wars, Elks, Moose, and Knights of Columbus organizations. He looks forward to contributing his financial background to the Board. Mr. Fischer is currently serving a second year as Executive Vice President and has been on the Board since January 2002.

WAYNE HARDESTY, Director Age 78

Wayne Hardesty graduated from Arizona State University in 1955. He was commissioned an Ensign from the Naval Office Candidate School in Newport, Rhode Island in 1956, and was immediately assigned to the Navy Area Audit Office in Los Angeles for duty at U.S.C. and General Dynamics-Pomona. He entered civil service in 1959, and remained with the Audit Office until 1973, at which time he became a price analyst for the U.S. Air Force at Norton Air Force Base working on the Minuteman Project. Mr. Hardesty received his MBA from Southern Illinois University in 1980. He retired from civil service in 1988 and became self-employed, primarily in tax preparation for both individual and business returns. He became a licensed Enrolled Agent in 1989 and currently operates Hardesty Financial Services in Ontario, California. Mr. Hardesty has been a member of the Board since September 2008, and is currently serving a third year as Chairman of the Audit Committee.

R. ELAINE HARRIS, Director Age 74

R. Elaine Harris retired in 1990 from Pacific Telephone with thirty-one year's service, starting in the business office, then advancing to facility administrator the last ten years of that time. She was active with the Jaycettes Club and has worked on several political campaigns. She is now enjoying retirement and feels very blessed serving on the Board since January 2000. She is looking forward to continuing serving the shareholders.

DENNIS HEARNE, Director Age 74

Dennis Hearne holds an A.A. degree in business administration from Hartnell Junior College. He served two years in the Navy. Prior to retirement, he was employed in a family agriculture business, L.A. Hearne Company, located in the Salinas Valley, for thirty-seven years, and presently serves as a director of the company's board. Mr. Hearne has also served on the board of directors of the California Feed and Grain Association in Sacramento and the California Crop Improvement Association in Davis. He is a member of Knights of Columbus, serving as treasurer and financial secretary for fifteen years. Mr. Hearne is a volunteer fireman with thirty-eight years service in King City, and is the fire department's treasurer. He has been a member of the Board of Directors since September 2006, and is currently serving a second year as Chairman of the Nominating Committee.

GLENN HICKMAN, Director Age 79

Glenn Hickman has a B.A. in business and a secondary teaching credential from Fresno State University. His occupation prior to retirement in 1995 was as a financial analyst and office supervisor for Cal Resources, a subsidiary of Shell Oil Company. Mr. Hickman has been a member of the Board since July 1999 and served nine years as Executive Vice President.

TERRIS HUGHES, Director Age 63

Terris (Terry) Hughes holds an A.A. degree from Bakersfield Junior College in police science. He was employed by Cal Resources LLC for twenty-three years, from 1973 to 1997, holding the position of senior training technician for the last ten years of that time. He is currently employed as an internal consultant for Aera Energy LLC, an oil industry company formed in 1997 between the Shell Oil and Mobil Oil Corporations. His duties are to serve as a behavior base safety advisor and provide safety training to Aera Energy LLC employees. Mr. Hughes has been a member of the Board since January 1996 and served one year as Vice President – Policy.

GARRY NELSON, Director   Age 62
Garry Nelson is the President and General Manager of Vintage Nurseries, which specializes in grapevines. A graduate of Cal Poly San Luis Obispo, Mr. Nelson has been involved in agriculture for more than thirty-seven years. Prior to his employment at Vintage Nurseries, he was vice president and chief operating officer for Belridge Farms for many years. Mr. Nelson has served on the Shafter City Council for the past twenty years, serving as mayor for eight of those years. He also serves on the board of Bakersfield Memorial Hospital Foundation and on numerous agricultural industry boards. Mr. Nelson has served on the Board since November 2008.

RONALD NUNLIST, Director and President   Age 74
Ronald Nunlist was employed in the oil business for many years. From 1995 to 1997, he was employed as an operations foreman by Cal Resources LLC, an oil industry company owned by Shell Oil Corporation. From 1997 until his retirement in 1999, Mr. Nunlist was employed as a logistics specialist by Aera Energy LLC, an oil industry company formed between the Shell Oil and Mobil Oil Corporations. Mr. Nunlist presently serves as a planning commissioner for the City of Shafter, California. He has been a member of the Board since January 1986, serving five years as President (1992 to 1997), ten years as Vice President – Operations, and is currently serving as President.

GEORGE PAPPI, JR., Director   Age 50
Mr. Pappi's current occupation is as a fire claims representative for State Farm Insurance. Other positions held during his more than twenty years of employment with State Farm Insurance include office manager, property and bodily injury adjustor, fire and casualty (with extensive construction background), risk management and commercial insurance. He graduated from Cal Poly Pomona with a B.S. in management and human resources. He resides in La Verne, California, and is actively involved in a local community and church activities and the United Way organization. Mr. Pappi has been a member of the Board of Directors since January 2004.

JERALD PETTIBONE, Director   Age 86
Jerry Pettibone sold and retired from his company, Pettibone Signs, in Santa Cruz in 1988. He started the company, which operated statewide, in 1960. Active in trade associations, he served on the board of directors of the National Electric Sign Association, and on the board of directors of the World Sign Association, serving as national president in 1985 and 1986. He served on the board of directors of the California Electric Sign Association for twenty-two years, including four years as state president, and was elected a director emeritus. He was active in Rotary International for forty years, serving as district governor for District 5170 with 4,500 members that included the Silicon Valley. A life member of the Disabled American Veterans, he served in the Navy in the South Pacific during World War II. Mr. Pettibone is also a fifty-year life member of the Elks. He has been a member of the Board since January 1993, including three years as Chief Financial Officer, and served fifteen years as President.

DWIGHT PLUMLEY, Director and Vice President - Operations   Age 59
Dwight Plumley attended College of the Sequoias studying electronic engineering and construction real estate. In 1973, he started in the produce equipment industry working for Packers Manufacturing Inc. as a service and installation supervisor. In 1979, he became employed by Pennwalt Corporation, an international equipment producer, as a project manager and supervisor. Mr. Plumley purchased Packers Manufacturing Inc. in 1987, and, as President, produces fruit and vegetable packing and processing systems, from small to multimillion dollar projects, nationwide and internationally. He has also served on the board of directors for Yosemite Bible Camp, a 60-acre facility for up to 350 campers and staff from 1994 to 2006, and served as church Deacon from 1984 to 2004. Mr. Plumley has been a member of the Board of Directors since January 2010, and is currently serving as Vice President – Operations.

GARY WILLEMS, Director and Vice President – Secretary   Age 58

Gary Willems holds a B.A. degree in music education and a California life teaching credential from Fresno Pacific University, as well as a professional clear administrative services credential. Since July 1, 2007, Mr. Willems has been employed as the Visual and Performing Arts Coordinator and is also the Administrator at the Dunlap Leadership Academy Charter School (an on-line High School) at Kings Canyon Unified School District. Prior to that, he was a Band Director for thirty years in the Dinuba/Reedley area, and was also Head Marching Band Director of the Reedley High School Band from 1985 to 2007. He is an active member of the California Band Director's Association and is the past president of Fresno and Madera counties' Music Educators Association. Mr. Willems has served on the Board of Directors since January 2001, and is currently serving as Vice President – Secretary.

JACK WILLIAMS, Director, Chief Financial Officer   Age 62
and Vice President – Finance

Mr. Williams graduated from San Diego State University in 1974 with a B.S. in accounting. Following that, he has been employed in the field of accounting in a variety of industries, including agriculture, construction, heavy equipment sales, and manufacturing. He was employed as a financial analyst by Texaco Oil Corporation in the Bakersfield area from 1997 until 1999, and as Chief Financial Officer for Goodwill Industries of South-Central California from March 2000 to November 2004. Mr. Williams was an interim-controller for Diversified Utilities Services, a position he held from April 2005 to December 2005. He established his own C.P.A. practice in 1983, which he continues to own and operate. Mr. Williams has been a member of the Board since January 1995, and is currently serving a sixteenth year as Chief Financial Officer and Vice President – Finance.

The Board of Directors has no reason to believe that any of the nominees listed above will not be available to serve. However, if any nominee should become unable or unwilling to serve, the shares represented by proxies given to management pursuant hereto will be voted as management may recommend.

OTHER OFFICERS AND KEY EMPLOYEES

JAY JAMISON, Chief Executive Officer/General Manager and   Age 59
Assistant Corporate Secretary

Jay Jamison has been employed by the Company since June 1997 as General Manager and serves as Assistant Corporate Secretary. In March 2007, the Board changed his title to Chief Executive Officer/General Manager. He has a B.S. degree in Agricultural Management from Cal Poly San Luis Obispo, graduating in 1976. Mr. Jamison was raised on his family's guest ranch, Rancho Oso, in Santa Barbara County, which included a recreational vehicle park, resident summer camp, equestrian facilities and numerous resort amenities. He worked on the ranch throughout his childhood and after college. The family business was sold in 1983, at which time Mr. Jamison was hired by Thousand Trails, Inc., a private membership resort, as a Resort Operations Manager. His last ten years at Thousand Trails were spent managing a 200-acre, 518-site, full-service resort near Hollister, California. He also managed Thousand Trails resorts in Acton and Idyllwild in Southern California. Prior to his employment with the Company, Mr. Jamison was a General Manager with Skycrest Enterprises in Redding and managed Sugarloaf Marina and Resort on Lake Shasta in Northern California between January 1995 and June 1997. Mr. Jamison was appointed to and served as a commissioner on the Pismo Beach Conference and Visitors Bureau from February 1998 to January 2010, serving as Chair from August 1999 until February 2009. At the 1999 National Association of RV Parks and Campgrounds Annual Convention, he was elected to serve on the Board of Directors representing the ten western states. During his two terms on the Board, he served four years as Treasurer of the National Association, a position he held until he termed out December 2005. In June of 2002, Mr. Jamison was installed as a Director on the Board for the San Luis Obispo County Chapter of the American Red Cross, and served until June 2011, including from June 2006 until July 2008 as Board Chairman. In February 2006, Mr. Jamison was elected to serve as a commissioner on the California Travel and Tourism Commission, which markets California to potential domestic and international visitors, a position he still holds. He has been Chairman of the California Travel and Tourism Commission's Audit Committee the last two years and was elected to the Commission's Executive Committee in October 2012. In July 2012, Mr. Jamison was installed as a member of the Board of Directors for the San Luis Obispo County Conference and Visitors Bureau.

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THE COMPANY'S DIRECTOR NOMINATIONS PROCESS

Nominating Committee: The Company has a standing Nominating Committee whose task it is to actively seek out and consider potential candidates for office on the Board of Directors. The Nominating Committee does not have a formal charter, but operates under the direction and authority of the Board as a whole, pursuant to Committee Procedures adopted by the Board.

Director Nominations: The Nominating Committee will consider as a candidate any existing director of the Company who has indicated to the Nominating Committee that he or she is willing to stand for reelection, as well as any other interested shareholder who provides the required information and displays the qualifications and skills to effectively represent the best interests of all shareholders within the specified time requirements. Under no circumstances will the Nominating Committee evaluate any nominee pursuant to a process substantially different than that used for the other nominees for the same election or appointment of directors. Shareholder recommendations are treated identically with all other candidate recommendations.

The Nominating Committee solicits director candidates by word-of-mouth and through the Corporate Newsletter. The candidates are interviewed by two or more members of the Nominating Committee, who then compile a list from which future candidates may be chosen for board member nominees. In addition, the Nominating Committee reviews the attendance and contributions of the present seated board members. After completing this evaluation, a list of eighteen potential nominees is selected and presented to the full board for approval and placed on the proxy card for the annual election.

Independence of Nominating Committee: Of the four directors serving on the Nominating Committee during 2012, Rodney Enns, R. Elaine Harris, Dennis Hearne, and Garry Nelson, all are deemed "independent" directors, pursuant to standards of independence promulgated by the NASD [NASD Rule 4200(a)(15)].

Nominees Proposed by Committee: The Nominating Committee recommended for nomination each of the candidates described above. Each of those nominees were prior directors standing for reelection and approved for inclusion on the recommended slate of director nominees at the Board of Director's meeting held November 10, 2012.

COMMITTEES OF THE BOARD OF DIRECTORS

The only standing committees of the Company during 2012 were the Nominating Committee, Audit Committee, Personnel and Compensation/Benefits Committee, Finance Committee, Operations Committee, Environmental, Health and Safety Advisory Committee and the Executive Committee.

The Nominating Committee, which considers the qualifications and the composition of the Board of Directors of the Company, was elected at a meeting of the Board of Directors held January 21, 2012, and consisted of the following members: Dennis Hearne, Chairperson, Rodney Enns, R. Elaine Harris, and Garry Nelson. Pursuant to the policies and procedures adopted by the Board of Directors, the Nominating Committee considers nominees recommended by shareholders. The Nominating Committee met five times during 2012 and submitted its recommendations for nominations at the upcoming Annual Meeting.

Individuals wishing to be considered as nominees for membership on the Board of Directors for fiscal year 2014, or wishing to nominate an individual for membership on the Board, are requested to notify the committee in writing, delivered to the principal office of the Company. The Nominating Committee will deliver, or will cause to be delivered to a potential nominee, material for use by the potential nominee in submitting specific data, including personal history and professional skills. The resume, a questionnaire, and a statement by or on behalf of a potential nominee should be submitted on or before September 1, 2013, in order to be considered by the Committee.

The Audit Committee of the Board of Directors consisted of Wayne Hardesty, Chairman, Kurt Brittain, Harry Buchaklian, Dennis Hearne, and George Pappi, Jr. The functions of the Audit Committee include coordinating with the Company's independent accountants in the preparation of annual financial reports and audits; reviewing actions to be taken to comply with the auditor's recommendations to management; and performing random reviews of selected accounting procedures of the Company. The Audit Committee met five times during 2012.

Independence of Audit Committee: Of the five directors serving on the Audit Committee during 2012, listed above, all are deemed "independent" directors, pursuant to standards of independence promulgated by the NASD [NASD Rule 4200(a)(15)].

The Personnel and Compensation/Benefits Committee consists of William Fischer, Chairman, Terris Hughes, Ronald Nunlist, Gary Willems, and Jack Williams. The functions of the Personnel and Compensation/Benefits Committee include negotiating an employment contract with the Chief Executive Officer/General Manager, review of his goals and objectives, setting compensation for major staff, and reviewing the employee benefits program. In addition, the Personnel and Compensation/Benefits Committee's responsibilities include monitoring the Company's 401(k) plan and its investment options along with the performance of the plan manager. The Committee met three times during 2012, which included discussions at two meetings pertaining specifically to the Company's 401(k) plan.

Independence of Personnel and Compensation/Benefits Committee: Of the five directors serving on the Personnel and Compensation/Benefits Committee during 2012, listed above, director Terris Hughes is deemed an "independent" director, pursuant to standards of independence promulgated by the NASD [NASD Rule 4200(a) (15)]. Mr. Fischer, Mr. Nunlist, Mr. Willems and Mr. Williams are not deemed independent, by reason of their uncompensated service as executive officers of the Company.

The Finance Committee consisted of Jack Williams, Chairman, Douglas Eudaly, Glenn Hickman, Garry Nelson and Jerald Pettibone. The functions of the Finance Committee include reviewing the Company's financial statements, drafting a three-year forecast of finances, drafting a one-year budget, prioritizing capital expenditures, monitoring the completion of capitalized projects, recommending changes in rate schedules, and submitting an annual report to the shareholders of the financial condition of the Corporation. The Finance Committee met five times during 2012.

The Operations Committee consists of Dwight Plumley, Chairman, Louis Benedict, Rodney Enns, R. Elaine Harris, and Terris Hughes. The functions of the Operations Committee include reviewing and recommending changes in the Shareholder's Information Manual and Calendar, reviewing and recommending changes in the Resort's occupancy rules and regulations, updating and recommending changes in the employee handbook, and implementing Board policy and procedures. The Operations Committee met five times during 2012.

The Environmental, Health and Safety Advisory Committee consisted of Harry Buchaklian, Chairman, Terris Hughes, and George Pappi, Jr. The functions of the Environmental, Health and Safety Advisory Committee include performing environmental-related duties, safety reviews, and giving recommendations to the President and Chief Executive Officer/General Manager on matters relative to environmental and safety concerns. The Environmental, Health and Safety Advisory Committee met five times during 2012.

The Executive Committee consists of Ronald Nunlist, Chairman, William Fischer, Jerald Pettibone, Dwight Plumley, Gary Willems, and Jack Williams. The functions of the Executive Committee include reviewing the monthly business with the Chief Executive Officer/General Manager, as well as the current financial statement. The Executive Committee met five times during 2012.

The full Board of Directors met six times during 2012. No director attended fewer than 75% of the total number of meetings of the Board and of the committees of which he or she is a member.

Although Board members are not required to attend the Annual Meeting of Shareholders as a matter of policy, directors regularly attend the Annual Meeting unless personal circumstances do not so permit. All incumbent directors, with the exception of Louis Benedict who could not attend due to an illness in his family, attended last year's Annual Meeting of Shareholders.

AUDIT COMMITTEE REPORT

The following Audit Committee Report does not constitute soliciting material and should not be deemed filed or incorporated by reference into any other Company filings under the Securities Act of 1933 or the Securities Act of 1934, except to the extent we specifically incorporate this Report by reference.

The Audit Committee reports to the Board of Directors and is responsible for overseeing and monitoring financial accounting and reporting, the system of internal controls established by management and the audit process of Pismo Coast Village.

The Audit Committee Charter adopted by the Board sets out responsibilities, authority for specific duties of the Audit Committee. A copy of the Audit Committee Charter is attached to this Proxy Statement as Appendix A.

The Audit Committee has reviewed and discussed the audited financial statements with management.

The Audit Committee has discussed with representatives of independent auditor, Brown Armstrong Accountancy Corporation, matters required by SAS 61 regulations.

The Audit Committee has received the written disclosures and the letter from the independent accountants, Brown Armstrong Accountancy Corporation, required by Independence Standards Board Standard No. 1 and has discussed with the independent accountants the independent accountant's independence.

Based on the review and discussions referred to above, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the Company's annual report.

The Audit Committee members were Kurt Brittain, Harry Buchaklian, Dennis Hearne, George Pappi, Jr., and Wayne Hardesty, Chairman.

COMMON STOCK OWNERSHIP OF DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth information concerning the ownership of the Company's Common Stock as of December 3, 2012, by each director and by all directors and executive officers as a group.

BOARD MEMBER	ADDRESS	NUMBER OF SHARES	PERCENT OF CLASS
Louis Benedict	20955 De Mina Street Woodland Hills CA 91364	1 Share	0.056%
Kurt Brittain	12105 Center Avenue San Martin CA 95046	2 Shares	0.111%
Harry Buchaklian	1361 East Ticonderoga Drive Fresno CA 93720	1 Share	0.056%
Rodney Enns	2577 Sandell Avenue Kingsburg CA 93631	1 Share	0.056%
Douglas Eudaly	3918 North Carruth Avenue Fresno CA 93705	6 Shares	0.333%
William Fischer	1947 Sienna Lane Simi Valley CA 93065	1 Share	0.056%

BOARD MEMBER	ADDRESS	NUMBER OF SHARES	PERCENT OF CLASS
Wayne Hardesty	8651Foothill Boulevard Space 110 Rancho Cucamonga CA 91730	1 Share	0.056%
R. Elaine Harris	3418 El Potrero Lane Bakersfield CA 93304	2 Shares	0.111%
Dennis Hearne	45075 Merritt Street King City CA 93930	2 Shares	0.111%
Glenn Hickman	3584 West Wathen Avenue Fresno CA 93711	1 Share	0.056%
Terris Hughes	2426 Sunset Street Wasco CA 93280	1 Share	0.056%
Garry Nelson	727 Acacia Avenue Shafter CA 93263	1 Share	0.056%
Ronald Nunlist	1105 Minter Avenue Shafter CA 93263	4 Shares	0.222%
George Pappi, Jr.	5728 Via De Mansion La Verne CA 91750	1 Share	0.056%
Jerald Pettibone	4179 Court Drive Santa Cruz CA 95062	3 shares	0.166%
Dwight Plumley	30467 Road 158 Visalia CA 93292	3 Shares	0.166%
Gary Willems	1103 East Egret Point Clovis CA 93619	2 Shares	0.111%
Jack Williams	7801 Revelstoke Way Bakersfield CA 93309	1 Share	0.056%
All Officers and Directors as a Group		34 Shares	1.888%

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE
Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company's directors, officers, and persons who beneficially own more than ten percent of a registered class of our equity securities within specified time periods to file with the SEC initial reports ("Form 3") of beneficial ownership and reports of changes ("Form 4" and "Form 5") in beneficial ownership of Common Stock of the Company. To the Company's knowledge, based solely on a review of the copies of such reports furnished to us and written representations that no other reports were required, all of the Company's officers, directors and beneficial owners of greater than ten percent of the outstanding Common Stock complied with the Section 16(a) filing requirements for the fiscal year ended September 30, 2012.

BOARD LEADERSHIP AND ROLE IN RISK OVERSIGHT

The Board believes that an effective board leadership structure depends on the experience, skills, and personal interaction between persons in leadership roles and the needs of the Company. The positions of Chairman of the Board and Chief Executive Officer are held by two different people based on the recognition of the differences between the two responsibilities. Mr. Jay Jamison, our Chief Executive Officer, is responsible for setting our strategic direction and for day-to-day leadership and performance of the Company. He possesses extensive knowledge of the hospitality industry and in-depth knowledge of the issues, opportunities, and challenges facing the Company, as well as the Company's customers and suppliers. The Board of Directors, at the Reorganizational Meeting held immediately following the Annual Shareholder's Meeting, elects the Company's five officers, which include the Chairman of the Board and President, Executive Vice President, Vice President - Secretary, Vice President - Finance and Chief Financial Officer, and Vice President - Operations. The Chairman of the Board presides over meetings of the full Board. The members of our Board of Directors bring experience, oversight and expertise from outside our company and industry.

The Company faces a number of risks, including general economic risks, operational risks, financial risks, competitive risks and reputational risks. The Board is responsible for oversight of the Company's risk management practices, assessing the Company's approach to risk management, and oversees the business of the Company, including CEO performance, to assure that the long-term interests of the stockholders are being served. A key responsibility of the Board is to review the Company's strategic direction and hold management accountable for the execution of strategy once it is developed. Our CEO is primarily responsible for the day-to-day risk management processes.

Each Committee of the Board is also responsible for reviewing risk exposure of the Company related to the committee's areas of responsibility and providing input to management on such risks. For example, the Audit Committee is responsible for oversight of our accounting and financial reporting processes, internal controls, and discussions with management and the Company's independent auditors regarding our financial statements, internal controls and other accounting and related matters and risk management. The Personnel and Compensation/Benefits Committee oversees certain risks related to compensation policies and programs.

The entire Board of Directors meets six times per year to review the operations of the Company, and is regularly informed through committee reports and reports from the Company's CEO on significant risks facing the Company, including financial, operational and strategic risks.

The Board of Directors believes that the risk management processes in place for the Company are appropriate and that this division of responsibilities is the most effective approach for addressing the risks facing the Company.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth information regarding compensation awarded, paid to, or earned by the chief executive officer of Pismo Coast Village, Inc. for the three years ended September 30, 2010, 2011, and 2012. No other person who is currently an executive officer or employee of Pismo Coast Village, Inc. earned salary and bonus compensation exceeding $100,000 during any of those years.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Fiscal Year	Salary $	Bonus $	Stock Award $	Option Awards $	Non-Equity Incentive Plan Compensation $	Non-Qualified Deferred Plan Compensation $	All Other Compensation $	Total $
Jay N. Jamison CEO/General Manager & Assistant Corporate Secretary	2012	$132,672	$29,500	$ -	$ -	$ -	$ -	$6,385	$168,557
	2011	$132,672	$26,700	$ -	$ -	$ -	$ -	$5,872	$165,244
	2010	$132,672	$25,000	$ -	$ -	$ -	$ -	$6,307	$163,979

COMPENSATION DISCUSSION AND ANALYSIS
The following Compensation Discussion and Analysis describes the material elements of compensation for the executive officer identified in the Summary Compensation Table contained above.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION
The Personnel and Compensation/Benefits Committee consists of William Fischer (Chairman), who is an executive officer of the Company serving as Executive Vice President; Terris Hughes, director of the Company; Ronald Nunlist, who is an executive officer and serves as President and Chairman of the Board; Gary Willems, who is an executive officer of the Company serving as Vice President – Secretary; and Jack Williams, who is an executive officer of the Company and serves as Chief Financial Officer and Vice President – Finance. All of the members of the Personnel and Compensation/Benefits Committee during 2012 were non-employee directors. There are no other compensation committee interlocks between the Company and other entities involving the Company's executive officers.

COMPENSATION COMMITTEE REPORT
The Personnel and Compensation/Benefits Committee of the Company's Board of Directors has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Securities and Exchange Commission Regulation S-K with management, and based on such review and discussion, the Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in the Company's 10-K report.

As more fully described below, the Personnel and Compensation/Benefits Committee, made up of members of the Board of Directors, reviews the total direct compensation programs for the CEO.

Notably the salary and other benefits payable to the named executive officer are set forth in an employment agreement which is discussed below.

The CEO reviews the base salary, annual bonus and long-term compensation levels for other employees of the Company. The Personnel and Compensation/Benefits Committee reviews and approves the compensation received by the CEO's direct reports. The entire Board of Directors remains responsible for significant changes to or adoption of new employee benefit plans.

a. CASH COMPENSATION PAYABLE TO OUR NAMED EXECUTIVE OFFICER
The named executive officer receives a base salary payable in accordance with the Company's normal payroll practices and pursuant to a contract between this officer and Pismo Coast Village, Inc. (which contract is described in more detail below). Based on knowledge of the industry and Pismo Coast Village, Inc. performance (including its earnings and stock price performance, and successful resort operations), the Board believes that the CEO's base salary is less than those that are received by comparable officers with comparable responsibilities in similar companies.

In the future, when reconsidering salaries for executives, the Board will do so by evaluating their responsibilities, experience and the competitive marketplace. More specifically, the Board expects to consider the following factors in determining the executive officers' base salaries:

- The executive's leadership and operational performance and potential to enhance long-term value to the Company's shareholders;

14

- Performance compared to the financial, operational and strategic goals established for the Company;

- The nature, scope and level of the executive's responsibilities;

- Competitive market compensation paid by other companies for similar positions, experience and performance levels; and

- The executive's current salary, the appropriate balance between incentives for long-term and short-term performance.

b. STOCK OPTION PLAN BENEFITS
Not applicable

c. ELEMENTS OF "ALL OTHER COMPENSATION"
The amounts reflected in the column labeled "other compensation" in the above Summary Compensation Table consist of compensation paid to the named executive officer from benefits received from our 401(k) plan.

The Company provides a 401(k) Safe Harbor Plan which was adopted effective October 1, 2005. All employees are eligible to participate in this Plan after one year of employment and work at least 1,000 hours per year and attained age 21. Employees are fully vested when their participation begins. The Company matches employee contributions up to 4% of compensation.

d. EMPLOYMENT AGREEMENT WITH OUR NAMED EXECUTIVE OFFICER
The Company has entered into an employment agreement with the named executive officer. The material terms of this agreement is summarized as follows:

Mr. Jamison is the Chief Executive Officer/General Manager, Assistant Corporate Secretary. On October 1, 2008, the Company entered into an employment contract with Mr. Jamison. The Board of Directors extended this contract through September 30, 2013, and provided Mr. Jamison with a salary increase effective October 1, 2008. This currently provides for a salary of $132,672, plus health insurance, cost reimbursement, and certain other benefits.

Pismo Coast Village, Inc. may also terminate the contract for cause, upon Mr. Jamison's death or disability, or without cause. If Pismo Coast Village, Inc. terminates the contract for cause, it only must compensate Mr. Jamison through the date of termination. If Pismo Coast Village, Inc. terminates the contract without cause, Pismo Coast Village, Inc. must pay Mr. Jamison nine month's salary.

STOCK OPTIONS AND STOCK APPRECIATION RIGHTS GRANTED DURING THE LAST FISCAL YEAR
Not applicable.

LONG TERM INCENTIVE PLANS
Except as described in our 401(k) plan, the Company did not have a long-term incentive plan during the fiscal years ended September 30, 2012 or 2011.

REPORT ON RE-PRICING OF OPTIONS/SARS
Not applicable.

COMPENSATION OF DIRECTORS
During fiscal year 2012 none of the Company's directors received cash remuneration for their service. However, the directors are entitled to reimbursement for out-of-pocket costs and expenses incurred on behalf of the Company, and mileage reimbursement for travel to and from meetings upon request. Since this reimbursement is on a fully accountable basis, there is no portion treated as compensation. In addition, they are entitled to use of the Resort for attending meetings and are provided with food and refreshments in connection with Board Meetings. The aggregate value of the foregoing during the fiscal year ended September 30, 2012 was estimated at $27,794.

During the fiscal years 2012 and 2011, Pismo Coast Village, Inc. paid for various hospitality functions and for travel, lodging and hospitality expenses for spouses who occasionally accompanied directors when they were traveling on company business. Management believes that the expenditures were to Pismo Coast Village, Inc.'s benefit.

OPTIONS, WARRANTS OR RIGHTS
The Company has no outstanding options, warrants or rights to purchase any of its securities.

INDEBTEDNESS OF MANAGEMENT
No member of management was indebted to the Company during its last fiscal year.

TRANSACTIONS WITH PROMOTORS
Not applicable.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
There have been no transactions during the past two years, or proposed transactions, to which the Company was or is to be a party, in which any of the officers, directors, nominees, named shareholders, or family members of such persons, had or is to have a direct or indirect material interest, other than transactions where competitive bids determine the rates or charges involved, or where the amount involved does not exceed $120,000, or where the interest of the party arises solely from the ownership of securities of the Company and the party received no extra or special benefit that was not shared by all shareholders.

SELECTION OF INDEPENDENT PUBLIC ACCOUNTANTS (Proposal 2)

The firm of Brown Armstrong Accountancy ("Brown Armstrong") Corporation served as independent certified accountants for the Company for its fiscal year ended September 30, 2012, and this firm has been selected to serve as the Company's accountants for fiscal year 2012 - 2013.

Audit services performed by Brown Armstrong for the year ended September 30, 2012, consisted of examination of the financial statements of the Company, certain services related to filings with the Securities and Exchange Commission, and consultation on matters related to accounting and financial reporting. All such services were approved by the Board of Directors, which has determined the firm of Brown Armstrong to be fully independent of the operations of the Company.

PRINCIPAL ACCOUNTANT FEES AND SERVICES
The following table discloses the fees that the Company was billed for professional services rendered by its independent public accounting firm, Brown Armstrong Accountancy Corporation, in each of the last two fiscal years.

	Years Ended September 30,	
	2012	2011
Audit fees (1)	$51,910	$53,549
Audit-related fees (2)	-	-
Tax fees (3)	-	-
All other fees (4)	2,200	2,000
Total	$ 54,110	$55,549

(1) Reflects fees billed for the audit of the Company's consolidated financial statements included in its Form 10-K and review of its quarterly reports on Form 10-Q.

(1) Reflects fees, if any, for consulting services related to financial accounting and reporting matters.

(2) Reflects fees billed for tax compliance, tax advice and preparation of the Company's federal tax return.

(3) Reflects fees, if any, for other products or professional services not related to the audit of the Company's consolidated financial statements and review of its quarterly reports, or for tax services.

(4) AUDIT COMMITTEE'S PREAPPROVAL POLICIES AND PROCEDURES
For the fiscal years ending September 30, 2012 and September 30, 2011, all audit related services, tax services and other services were pre-approved by the Audit Committee, which concluded that the provision of such services by Brown Armstrong were compatible with the maintenance of that firm's independence in the conduct of its auditing function.

(5) No effort expended on the principal accountant's engagement to audit the registrant's financial statements for the most recent fiscal year was attributed to work performed by persons other than the accountant's full-time, permanent employees.

RECOMMENDATION OF THE BOARD OF DIRECTORS

The Company Board of Directors recommends that the shareholders approve the selection of Brown Armstrong Accountancy Corporation to serve as certified independent public accountants for the Company for fiscal year 2012 – 2013. The affirmative vote of a majority of shares voted will be required to approve this action.

SHAREHOLDER COMMUNICATIONS

Shareholders desiring to send communications to the Board of Directors on any matter of concern may submit correspondence addressed to: Board of Directors, Pismo Coast Village, 165 South Dolliver Street, Pismo Beach CA 93449, c/o Mr. Jay Jamison, Chief Executive Officer/General Manager.

SHAREHOLDER PROPOSALS

The deadline for shareholders to submit proposals to be considered for inclusion in the Proxy Statement for the Company at the Company's 2014 Annual Shareholders' Meeting is August 1, 2013. Shareholder proposals submitted other than in accordance with the foregoing will not be considered timely presented for consideration at the annual meeting if notice thereof is given after October 1, 2013.

LEGAL PROCEEDINGS

No pending legal proceedings against the Company other than routine litigation incidental to business.

OTHER BUSINESS

Management does not know of any matters to be presented at the Meeting, other than those set forth above. However, if other matters come before the Meeting, it is the intention of the persons named in the accompanying Proxy to vote the Proxy in accordance with the recommendations of Management on such matters, and discretionary authority to do so is included in the Proxy.

NOTICE OF AVAILABILITY OF MATERIAL

THE COMPANY WILL PROVIDE WITHOUT CHARGE TO THE SHAREHOLDERS OF RECORD ON DECEMBER 3, 2012, THE RECORD DATE FOR ELIGIBILITY TO VOTE AT THE ANNUAL MEETING, A COPY OF THE COMPANY'S FORM 10-K REPORT FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2012, WHICH HAS BEEN FILED UNDER THE SECURITIES AND EXCHANGE ACT OF 1934. THE COMPANY'S ANNUAL REPORT TO SHAREHOLDERS IS BEING DELIVERED TO SHAREHOLDERS HEREWITH.

All written requests for the Company's Form 10-K Report should be addressed to:

Mr. Jay Jamison, Chief Executive Officer/General Manager
Pismo Coast Village, Inc.
165 South Dolliver Street
Pismo Beach, California 93449

PLEASE RETURN YOUR PROXIES

SHAREHOLDERS ARE REQUESTED TO VOTE, DATE, SIGN AND RETURN PROMPTLY THE ENCLOSED PROXY WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING. A RETURN, SELF-ADDRESSED ENVELOPE IS ENCLOSED FOR YOUR CONVENIENCE. NO POSTAGE IS REQUIRED IF MAILED WITHIN THE UNITED STATES. PROMPT RESPONSE IS HELPFUL AND YOUR COOPERATION WILL BE APPRECIATED. YOU MAY, WITHOUT AFFECTING ANY VOTE PREVIOUSLY TAKEN, REVOKE YOUR PROXY BY A LATER PROXY FILED WITH THE VICE PRESIDENT – SECRETARY OF THE COMPANY OR BY FILING WRITTEN NOTICE OF REVOCATION WITH THE VICE PRESIDENT – SECRETARY OF THE COMPANY. ATTENDANCE AT THE MEETING WILL NOT IN AND OF ITSELF REVOKE A PROXY. IF YOU ATTEND THE MEETING, YOU MAY REVOKE THE PROXY BY ADVISING THE INSPECTOR OF ELECTIONS THAT YOU ELECT TO VOTE IN PERSON.

PISMO COAST VILLAGE, INC.

Date: December 19, 2012

Ronald Nunlist, President

18

APPENDIX A

Audit Committee Responsibilities

1. External Auditor
   a. Recommend auditing firm
   b. Recommend renewing or terminating existing firm
   c. Review compensation, terms of engagement and independence

2. Audits
   a. Review external audits and management's response
   b. Review internal audits

3. Financial Statements
   a. Review financial statements
   b. Review any disputes between auditor and management about preparation of financial statements
   c. Consider major changes or questions regarding appropriate auditing and accounting principles and practices to be followed when preparing the corporate financial statement
   d. Review procedures of the Corporation to prepare published financial statements and related management commentaries

4. Survey corporate assets

5. Other Duties
   a. Consult with external and internal auditors about the adequacy of financial controls to assure that the Corporation's publicly reported financial statements are presented fairly in conformity with generally accepted accounting principles
   b. Meet periodically with management to review the Corporation's financial risk exposure
   c. Report to the Board, findings as necessary
   d. Audit the internal procedures of maintaining the assets of the Corporation and their inventories
   e. Perform other duties as requested by the Board and/or President

APPENDIX B

PISMO COAST VILLAGE, INC.
ANNUAL MEETING OF SHAREHOLDERS
SATURDAY, JANUARY 19, 2013 AT 9:00 A.M.

SOUTH COUNTY REGIONAL CENTER
800 WEST BRANCH STREET
ARROYO GRANDE CA 93420

DIRECTIONS TO ATTEND THE MEETING IN PERSON:

FROM U.S. HIGHWAY 101 - NORTHBOUND

Take the CA-227/Grand Avenue exit (Exit 187A)
Turn right onto East Grand Avenue/CA-227
Turn left onto West Branch Street
800 West Branch Street is on the right

FROM U.S. HIGHWAY 101 - SOUTHBOUND

Take the Halcyon Road exit, (Exit 187B)
Turn right onto El Camino Real
Turn right onto Brisco Road
Turn right onto West Branch Street
800 West Branch Street is on the left